

July 11, 2011

Via E-mail
C. Robert Henrikson
Chairman of the Board, President and Chief Executive Officer
MetLife, Inc.
200 Park Avenue
New York, N.Y. 10166-0188

> **Re: MetLife, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-15787**

Dear Mr. Henrikson:

We have reviewed your June 13, 2011 response to our May 27, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to the comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies and Critical Accounting Estimates
Investments
Real Estate Joint Ventures and Other Limited Partnership Interests, page F-17

1. Please refer to your response to prior comment six. Please provide us an analysis supporting your belief that a limited partnership interest does not meet the definition of an equity security and thus, ASC 944-325-30-1 is not applicable. Refer to ASC 320-10-20.

2. Acquisitions and Dispositions
2010 Acquisition of ALICO
Recording of Assets Acquired and Liabilities Assumed
Identified Intangibles, page F-44

2. Refer to your response to prior comment seven. Please confirm to us that you will revise your disclosure beginning with the Form 10-Q for the Quarterly Period Ended June 30,2011 to include your summary of the major blocks of business for which negative VOBA was recorded and the reasons why the fair value of the liabilities associated with these blocks exceeded the initial policy reserves assumed.

3. Refer to your response to prior comment seven. Given that your Form 10-K will not be filed until early 2012, please confirm to us that you will revise your disclosure beginning with your Form 10-Q for the Quarterly Period Ended June 30, 2011 to include the weighted average amortization period for your negative VOBA and the estimated amortization for each of the next five years.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant